## Contact

www.linkedin.com/in/andres-simanf (LinkedIn)

## Top Skills

Valuation

Industry Research

Investment Banking

## Languages

Spanish

# Andres Siman

Co-founder & CEO - NAMS Snacks

Guatemala City, Guatemala, Guatemala

## Experience

### NAMS Snacks

Co-Founder and CEO

July 2023 - Present (2 years 7 months)

United States

Co-Founder of a thriving snack company based in Guatemala. Currently spearheading initiatives to expand our market presence with a forthcoming launch in the USA

### La Tavola Creative Bistro

Co-Founder & CEO

June 2018 - Present (7 years 8 months)

Guatemala

[] Led co-founding and expansion of a small restaurant business, capitalizing on pandemic challenges. Established three larger locations, enhancing market presence. Achieved 10x increase in annual revenue.

[] Oversee diverse business areas: commercial relationships, menu development, marketing, and finance.

### JPMorgan Chase & Co.

5 years

Private Client Advisor

April 2016 - August 2017 (1 year 5 months)

Miami, Florida

Private Banking Investor Associate

September 2014 - April 2016 (1 year 8 months)

Greater New York City Area

Private Banking Analyst

September 2012 - September 2014 (2 years 1 month)

Greater New York City Area

### UBS Investment Bank

Analyst, Global Industrials Group

July 2011 - September 2012 (1 year 3 months)
New York, NY

Worked on deals and analyses including advising on sell-side and buy-side M&A, leverage buyouts, and debt and equity financings; prepared presentations and materials for senior management and board of directors

## Luther King Capital Management
Equity Research Analyst
August 2010 - May 2011 (10 months)
Fort Worth

Tracked portfolio and equity market performance throughout the course of the day and report outliers and trends to research analysts

## Citibank
Research Analyst
May 2009 - July 2009 (3 months)

Responsible for collecting, organizing, and analyzing data for Citibank´s Treasury department.

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# Education

## Texas Christian University - M.J. Neeley School of Business
BA, Finance · (2007 - 2011)